July 28, 2011

Via EDGAR	Randolf W. Katz direct dial: 714.966.8807 rkatz@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Sirimal R. Mukerjee

Re:	Eternal Energy Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 7, 2011
Number: 333-173927

Ladies and Gentlemen:

Eternal Energy Corp., a Nevada corporation (“EERG”), is pleased to respond to Staff’s comments in its July 19, 2011, comment letter.  The comments have been transcribed, with EERG’s response immediately below.

Amendment No. 2 to Registration Statement on Form S-4

General

1.
Please ensure that your response letter indicates precisely (by section, page number and for each of Eternal Energy and American Eagle) where revised disclosure may be found.  This will help expedite our review.

Response.

EERG has noted the location (by page number and other convenient references) of all revised disclosure in its current filing.  EERG will also continue to provide Staff with marked-to-show changes versions of this filing.

2.
We note your response to comment 3 in our letter dated June 22, 2011 that oil and gas producing activities are not material for the years ended December 31, 2010 and 2009 and for the period ended March 31, 2011 for Eternal Energy and for the year ended

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

April 30, 2010 for American Eagle Energy, it appears, in each case, because of the percentage of oil and gas properties to total assets.  We note that Rule 4-10(a)(1) of Regulation S-X defines “oil and gas producing activities” as including:

•	the search for crude oil, including condensate and natural gas liquids, or natural gas (oil and gas) in their natural states and original locations;

•	the acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties; and

•
the construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation and maintenance of field gathering and storage systems—including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage.

We also note from your disclosure elsewhere that each of Eternal Energy and American Eagle Energy’s business consists entirely of oil and gas producing activities.  In view of this, please revise your disclosure to provide the information required by Item 1200 of Regulation S-K (for each period referenced therein and for each of your properties as appropriate) or tell us why you do not need.

Response.

EERG understands Staff’s comments regarding materiality standards and believes that it substantively complied in its previous filing even in respect of disclosure for periods that EERG, on behalf of itself or American Eagle Energy Inc. (“AMZG”), believed not to be material; however, EERG was pleased to take another review of Regulation S-K Item 1200 for this filing.  Staff should note some additional disclosure in this filing, as well as a detailed analysis of Item 1200 in respect of both EERG and  AMZG in this response letter.  EERG is hopeful that the disclosure and analysis fully addresses Staff’s thoughts.  To that end, EERG’s responses to comments 3, 5, 6, and 8 are set forth in its response to comment 3, below.  Any comment-specific responses for those comments will be noted solely in the individual comment responses.

3.	In this regard, please tell us how you complied with Items 1202(a)(7), 1205 and 1208 of Regulation S-K.

Response.

In respect of EERG:

Item 1201(a)
If oil and gas producing activities are material to the registrant’s or its subsidiaries’ business operations or financial position, the disclosure specified in this Subpart 229.1200 should be included under appropriate captions.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

In connection with the Staff’s comments, EERG has determined to ensure that all appropriate oil and gas disclosures are included in its financial statements for the years ended December 31, 2010 and 2009 and for the three-month period ended March 31, 2011.

Item 1201(b)
To the extent that Items 1202 through 1208 call for disclosures in tabular format, as specified in the particular Item, a registrant may modify such format for ease of presentation, to add information or to combine two or more required tables.

EERG has presented the oil and gas disclosures called for by Items 1202 through 1208 in tabular format or, where appropriate, in narrative format.  These disclosures can be found in Note #14 to EERG’s financial statements as of and for the years ended December 31, 2010 and 2009.  Please see pages F-30 and F-31.

Item 1202(a)(1)	The registrant shall provide a summary of oil and gas reserves at fiscal year-end, as specified in paragraph (a)(2) of this Item, in tabular form.

EERG has included a summary of proved developed, proved undeveloped and total proved reserves as of December 31, 2010 and 2009 in Note #14 to its financial statements dated as of and for the periods ended December 31, 2010 and 2009.  The information is presented in tabular format.  Please see page F-30.

Item 1202(a)(2)
Disclose, in the aggregate and by geographic area and for each country containing 15% or more of the registrant’s proved reserves, expressed on an oil-equivalent-barrels basis, reserves estimated using prices and costs under existing economic conditions, for the product types listed in paragraph (a)(4) of this Item.

As of December 31, 2010, EERG’s reserves were associated with one oil and gas property, located in Saskatchewan, Canada (the “Hardy Property”).  As of December 31, 2010 and as of the date on which EERG’s December 31, 2010 financial statements were issued, the Hardy Property contained one existing and producing oil well (the “Hardy 7-9 Well”).  As of December 31, 2010 and as of the date on which the December 31, 2010 financial statements were issued, no other exploratory wells had been attempted or completed on the Hardy Property.

Note #14 to EERG’s financial statements as of and for the year ended December 31, 2010 includes disclosures regarding the Hardy Property, including proved developed, proved undeveloped and total proved reserves.  EERG has exercised its option not to disclose the existence of any probable or possible reserves as of the date of its Registration Statement on Form S-4.  Please see page F-30.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1202(a)(3)	Reported total reserves shall be simple arithmetic sums of all estimates for individual properties or fields within each reserves category.

Total proved oil and gas reserves, as disclosed in Note #14 to EERG’s financial statements as of and for the years ended December 31, 2010 and 2009, represent the arithmetric sum of its proved developed and proved undeveloped reserves.  Please see page F-30.

Item 1202(a)(4)
Disclose separately material reserves of oil, natural gas, synthetic oil, synthetic gas and sales products of other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas.

EERG has disclosed all oil and gas reserves associated with its Hardy Property, which represents 100% of its reserves.  EERG does not claim any reserves of synthetic oil or synthetic gas or any natural resources that could be upgraded into synthetic oil or synthetic gas as no such reserves have been identified and/or proved.

Item 1202(a)(5)	If the registrant discloses probable or possible reserves, discuss the uncertainty related to such reserves estimates.

Because EERG exercised its option not to disclose the existence of any probable or possible reserves as of the date of its Registration Statement on Form S-4 (see response to Item 1202(a)(2)), this Item is not applicable.

Item 1202(a)(6)
If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.

EERG had no proved oil and gas reserves as of December 31, 2009.  During the year ended December 31, 2010, EERG acquired proved oil and gas reserves when it purchased the Hardy Property.  The reserve report included as Exhibit 99.2 to EERG’s Registration Statement on Form S-4 includes a discussion of the technologies and methodologies utilized to estimate EERG’s oil and gas reserves as of December 31, 2010.  Specifically, this information can be found in the second paragraph under the heading “Reserve Estimates” on page 2 of the reserve report.  In addition, a general discussion of the uncertainties associated with estimating reserves of natural resources is included under the heading “Statement of Risk” on page two of Exhibit 99.2.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1202(a)(7)
Disclose and describe the internal controls the registrant uses in its reserves estimation effort.  In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit.

The reserve report that estimates EERG’s oil and gas reserves as of December 31, 2010 (i.e., related to the Hardy Property) was prepared by MHA Petroleum Consultants (“MHA”), an independent, third-party petroleum consulting firm.  Included in the reserve report that is attached as Exhibit 99.2 to EERG’s Registration Statement on Form S-4 is a discussion of MHA’s overall qualifications, as well as the qualifications of the petroleum engineer who reviewed and calculated the value of EERG’s oil and gas reserves as of December 31, 2010.  Please see page 17 of the reserve report.

EERG engaged a third-party petroleum engineer to review the production, pricing, and cost data used by MHA to develop the reserves estimate included in the reserve report, as well as to review the methodologies and conclusions contained in the reserve report for reasonableness.  The engaging of the third-party engineer by EERG and the third-party petroleum engineer’s subsequent review of the reserve report information represents EERG’s internal controls over the preparation of reserves audit.  Please see page F-29.

Item 1202(a)(8)
If the registrant represents that a third party prepared, or conducted a reserves audit of, the registrant’s reserves estimates, or any estimated valuation thereof, or conducted a process review, the registrant shall file a report of the third party as an exhibit to the relevant registration statement or other Commission filing.  Furthermore, the report of the third party must contain certain disclosures as stated in Item 1202(a)(8), subparts (i) through (x).

The reserve report attached as Exhibit 99.2 to EERG’s Registration Statement on Form S-4 includes the following information:

(i)	The purpose for which the report was prepared and for whom it was prepared (Please see page one of Exhibit 99.2);

(ii)	The effective date of the report (December 31, 2010) and the date on which the report was completed (February 23, 2011) and subsequently revised (June 27, 2011) (Please see page one of Exhibit 99.2);

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

(iii)	The fact that the reserves contained in the reserve report represent “all of the Company’s reserves as of December 31, 2010” (Please see page one of Exhibit 99.2);

(iv)
A discussion of the assumptions, data, methods, and procedures used to estimate EERG’s oil and gas reserves and a statement that the underlying production, price and cost data appeared reasonable for the purpose of estimating EERG’s proved reserves (Please see page two of Exhibit 99.2);

(v)
A discussion of the primary economic assumptions used to develop the reserves estimates, including the average monthly price, estimated future production costs, estimated future development costs and other related costs (Please see page two of Exhibit 99.2);

(vi)	A statement that MHA is not aware of any existing regulations that would affect EERG’s ability to recover the estimated reserves discussed in the report (Please see page three of Exhibit 99.2);

(vii)	A discussion regarding the inherent uncertainties of reserves estimates (Please see page two of Exhibit 99.2);

(viii)
A general statement that MHA used methods and procedures that it considered necessary and appropriate to estimate EERG’s proved oil and gas reserves as of December 31, 2010 (Please see page two of Exhibit 99.2);

(ix)	MHA’s conclusions regarding the reasonableness of the estimated reserves disclosed in the reserve report (implied in Exhibit 99.2); and

(x)	The report is signed by an authorized representative of MHA (Please see page three of Exhibit 99.2).

Item 1202(b)(1-3)	The registrant may, but is not required to, provide a reserves sensitivity analysis in tabular format.

EERG has declined to include a sensitivity analysis related to its oil and gas reserves as of December 31, 2010.  All portions of Item 1202(b) are thereby considered to be not applicable to EERG’s financial statements as of and for the year ended December 31, 2010.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1203(a)	The registrant shall disclose the total quantity of proved undeveloped reserves at year-end.

EERG has disclosed its total quantity of proved undeveloped oil and gas reserves as of December 31, 2010 in Note #14 to its financial statements as of and for the year ended December 31, 2010.  Please see page F-30.

Item 1203(b)	The registrant shall disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted into proved developed reserves.

EERG acquired the Hardy Property, containing proved developed and proved undeveloped reserves, in June 2010.  The acquired property contained one existing oil well (the Hardy 7-9 Well) that was shut in due to mechanical issues.  As discussed in Note #6 to EERG’s financial statements for the year ended December 31, 2010, EERG recompleted the Hardy 7-9 Well in September 2010 and returned the well to production.  During the year ended December 31, 2010 and the subsequent period until EERG issued its financial statements covering the year ended December 31, 2010, EERG did not engage in any drilling or recompletion activities designed to convert proved undeveloped reserves into proved developed reserves.  Please see pages F-18 and F-30.

Item 1203(c)	The registrant shall discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including any related capital expenditures.

As noted above, EERG did not engage in any activities designed to convert proved undeveloped reserves into proved developed reserves nor did it incur any capital expenditures related to such activities during the year ended December 31, 2010 or during the subsequent period from December 31, 2010 through the date on which the 2010 financial statements were issued.

Item 1203(d)
The registrant shall explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

All of EERG’s proved reserves as of December 31, 2010, including proved undeveloped reserves, were acquired in June 2010.  See Note #6 to EERG’s financial statements as of and for the year ended December 31, 2010.  Accordingly, EERG did not have any proved undeveloped reserves in individual fields or countries that remained undeveloped for five years or more after disclosure as proved undeveloped reserves.  Please see page F-18.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1204(a)
For each of the last three fiscal years, disclose production, by final product sold, of oil, gas and other products.  Disclosure shall be made by geographical area and for each country and field that contains 15% or more of the registrant’s total proved reserves expressed on an oil-equivalent-barrels basis unless prohibited by the country in which the reserves are located.

At present, EERG is considered to be a smaller reporting issuer and, as such, is only required to present the results of its operations for the last two fiscal years in its Annual Report on Form 10-K.  This same requirement has been applied to EERG’s disclosure of its estimated oil and gas reserves.

As stated in Note #6 to the EERG’s financial statements as of and for the year ended December 31, 2010, EERG’s only producing property is the Hardy Property, located in Saskatchewan, Canada.  Accordingly, all of EERG’s oil and gas production, as disclosed in Note #14 to EERG’s financial statements as of and for the year ended December 31, 2010, relate to that one geographic location.  Please see pages F-30 and F-31.

Item 1204(b)
For each of the last three (two) fiscal years, disclose the average sales price per unit of oil gas and other products produced and the average production cost, excluding ad valorem and severance taxes, per unit of production, by geographical area.

EERG has disclosed the average sales price and production cost per unit of production in Note #14 to its financial statements as of and for the year ended December 31, 2010.  As referenced above, all of EERG’s oil and gas sales and production are from one geographical location.  Please see page F-31.

Item 1205(a)
For each of the last three (two) fiscal years, disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled, by geographic area.

As of December 31, 2010, EERG has only one development well (the Hardy 7-9 Well).  As disclosed in Note #6 to EERG’s financial statements as of and for the year ended December 31, 2010, the Hardy 7-9 Well was acquired in June 2010 and recompleted in September 2010.  As disclosed in Note #6 to EERG’s financial statements as of and for the year ended December 31, 2010 and Note #6 to EERG’s financial statement as of and for the three-month period ended March 31, 2011, EERG has agreed to participate in the proposed drilling of up to 14 additional wells, in which EERG would participate as an immaterial working interest owner, with working interests ranging from 0.4% to 14.06%.  As of March 31, 2011, only one of the proposed wells had been completed and put on production, in which EERG owns less than a 1% working interest.  EERG has expanded its disclosure in its financial statements as of and for the three-month period ended March 31, 2011 to include a listing of the 14 proposed wells in which EERG has agreed to participate and EERG’s respective working interest in each such well.  Further disclosure regarding EERG’s participation in the proposed wells is not deemed necessary due the immateriality of EERG’s working interest in the proposed wells and/or the lack of progress that has been made to date in drilling such wells.  Please see pages F-18, F-21, F-47, and F-48.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1205(c)
Disclose, by geographic area, for each of the last three (two) years, any other exploratory or development activities conducted, including implementation of mining methods for purposes of oil and gas producing activities.

As referenced above, EERG has not engaged in any other material exploratory or development activities, nor implemented any mining methods designed to exploit potential oil and gas reserves, other than the recompletion of the Hardy 7-9 Well.  The recompletion of the Hardy 7-9 Well is disclosed in Note #6 to EERG’s financial statements as of and for the year ended December 31, 2010.  Please see page F-19.

Item 1206(a)
Disclose, by geographical area, the registrant’s present activities, such as the number of wells in the process of being drilled, waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance.

In May 2011, EERG commenced the drilling of a second exploratory well (the “Hardy 4-16 Well”) located on the Hardy Property.  As of the date of this response, the Hardy 4-16 Well has been completed and is in the process of being fracture stimulated.  Results from the fracture stimulation activities are not yet known.  EERG has expanded its disclosure in its financial statements as of and for the three-month period ended March 31, 2011 to include the completion and fracture stimulation of the Hardy 4-16 Well in Note #13 of EERG’s financial statements as of and for the three-month period ended March 31, 2011.  In addition, EERG has expanded its disclosure to include a listing of the 14 proposed wells that EERG has elected to participate in and EERG’s respective working interests in each such well.  Please see pages F-52 and F-47, respectively.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1206(b)	Provide the description of present activities as of a date at the end of the most recent fiscal year or as close to the date that the registrant files the document as reasonably possible.

EERG’s financial statements as of and for the three-month period ended March 31, 2011 are the most recent financial statements filed prior to the current filing.

Item 1206(c)	Include only those wells in the process of being drilled at the “as of” date and express them in terms of both gross and net wells.

The Hardy 4-16 Well is the only material gross / net well that EERG is currently drilling / completing.

Item 1206(d)	Do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material.

As of the date of this response, EERG has not disclosed plans to drill any other wells.

Item 1207	Delivery Commitments

As of December 31, 2010 nor at any time subsequent to December 31, 2010 through the date of this response, EERG has not entered into any contracts to deliver fixed or determinable quantities of oil or gas in the near future.  Accordingly, the disclosure provisions stated in Item 1207 are not applicable to EERG at this time.

Item 1208(a)	Disclose, as of a reasonably current date or as of the end of the fiscal year, the total gross and net productive wells, expressed separately for oil and gas, by geographic area.

As of December 31, 2010, the end of EERG’s most recent fiscal year, and as of May 13, 2011, the date on which EERG issued its financial statements as of and for the three-month period ended March 31, 2011, as amended, EERG owned material interests in only two gross / net productive oil wells (the Hardy 7-9 Well and the recently drilled Hardy 4-16 well).  No other wells are discussed in detail within EERG’s financial statements as of and for the year ended December 31, 2010 and as of and for the three-month period ended March 31, 2011 due to immateriality.  Please see pages F-19 and F-52.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

1208(b)
Disclose, as of a reasonably current date or as of the end of the fiscal year, the amount of undeveloped acreage, both leases and concessions, if any, expressed in both gross and net acres by geographic area, together with an indication of acreage concentrations and, if material, the minimum remaining terms of leases and concessions.

Note #6 to EERG’s financial statements as of March 31, 2011 and for the three-month period then ended discloses the number of net acres owned in each of its oil and gas prospects as of March 31, 2011.  The acreage is held under oil and gas leases.  EERG does not own any acreage as a result of concessions.  Each prospect is identified as to its geographical location and EERG’s working interest in the acreage.  EERG has expanded its disclosure in its financial statements as of and for the three-month period ended March 31, 2011 to include the gross acres owned, the number of leases in place and information regarding the expiration of such leases.  Please see pages F-45 through F-48.

In respect of AMZG:

Item 1201(a)
If oil and gas producing activities are material to the registrant’s or its subsidiaries’ business operations or financial position, the disclosure specified in this Subpart 229.1200 should be included under appropriate captions.

In connection with the Staff’s comments, AMZG has determined to ensure that all appropriate oil and gas disclosures are included in its financial statements for the eight-month period ended December 31, 2010, the year ended April 30, 2010 and for the three-month period ended March 31, 2011.

Item 1201(b)
To the extent that Items 1202 through 1208 call for disclosures in tabular format, as specified in the particular Item, a registrant may modify such format for ease of presentation, to add information or to combine two or more required tables.

AMZG has presented the oil and gas disclosures called for by Items 1202 through 1208 in tabular format or, where appropriate, in narrative format.  These disclosures can be found in Note #13 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010 and for the year ended April 30, 2010.  Please see pages F-80 and F-81.

Item 1202(a)(1)	The registrant shall provide a summary of oil and gas reserves at fiscal year-end, as specified in paragraph (a)(2) of this Item, in tabular form.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

AMZG has included a summary of proved developed, proved undeveloped and total proved reserves as of December 31, 2010 and April 30, 2010 in Note #13 to its financial statements dated as of and for the eight-month period ended December 31, 2010 and the year ended April 30, 2010.  The information is presented in tabular format.  Please see pages F-80 and F-81.

Item 1202(a)(2)
Disclose, in the aggregate and by geographic area and for each country containing 15% or more of the registrant’s proved reserves, expressed on an oil-equivalent-barrels basis, reserves estimated using prices and costs under existing economic conditions, for the product types listed in paragraph (a)(4) of this Item.

As of December 31, 2010, AMZG reserves were associated with one oil and gas property, located in Saskatchewan, Canada (the “Hardy Property”).  As of December 31, 2010 and as of the date on which AMZG’s December 31, 2010 financial statements were issued, the Hardy Property contained one existing and producing oil well (the “Hardy 7-9 Well”).  As of December 31, 2010 and as of the date on which the December 31, 2010 financial statements were issued, no other exploratory wells had been attempted or completed on the Hardy Property.

Note #13 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010 includes disclosures regarding the Hardy Property, including proved developed, proved undeveloped and total proved reserves.  AMZG has exercised its option not to disclose the existence of any probable or possible reserves as of the date of its Registration Statement on Form S-4.  Please see pages F-80 and F-81.

Item 1202(a)(3)	Reported total reserves shall be simple arithmetic sums of all estimates for individual properties or fields within each reserves category.

Total proved oil and gas reserves, as disclosed in Note #13 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010 and the year ended April 30, 2010, represent the arithmetric sum of its proved developed and proved undeveloped reserves.  Please see pages F-80 and F-81.

Item 1202(a)(4)
Disclose separately material reserves of oil, natural gas, synthetic oil, synthetic gas and sales products of other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas.

AMZG has disclosed all oil and gas reserves associated with its Hardy Property, which represents 100% of its reserves.  AMZG does not claim any reserves of synthetic oil or synthetic gas or any natural resources that could be upgraded into synthetic oil or synthetic gas as no such reserves have been identified and/or proved.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1202(a)(5)	If the registrant discloses probable or possible reserves, discuss the uncertainty related to such reserves estimates.

Because AMZG exercised its option not to disclose the existence of any probable or possible reserves as of the date of its Registration Statement on Form S-4 (see response to Item 1202(a)(2)), this Item is not applicable.

Item 1202(a)(6)
If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed.

AMZG had no proved oil and gas reserves as of April 30, 2010.  During the eight-month period ended December 31, 2010, AMZG acquired proved oil and gas reserves when it acquired an interest in the Hardy Property.  The reserve report included as Exhibit 99.3 to EERG’s Registration Statement on Form S-4 includes a discussion of the technologies and methodologies utilized to estimate AMZG’s oil and gas reserves as of December 31, 2010.  Specifically, this information can be found in the second paragraph under the heading “Reserve Estimates” on page 2 of the reserve report.  In addition, a general discussion of the uncertainties associated with estimating reserves of natural resources is included under the heading “Statement of Risk” on page two of Exhibit 99.3.

Item 1202(a)(7)
Disclose and describe the internal controls the registrant uses in its reserves estimation effort.  In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit.

The reserve report that estimates AMZG’s oil and gas reserves as of December 31, 2010 (i.e., related to the Hardy Property) was prepared by MHA Petroleum Consultants (“MHA”), an independent, third-party petroleum consulting firm.  Included in the reserve report that is attached as Exhibit 99.3 to EERG’s Registration Statement on Form S-4 is a discussion of MHA’s overall qualifications, as well as the qualifications of the petroleum engineer who reviewed and calculated the value of AMZG’s oil and gas reserves as of December 31, 2010.  Please see page 17 of Exhibit 99.3.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

AMZG’s Vice President of Operations reviewed the production, pricing, and cost data used by MHA to develop the reserves estimate included in the reserve report, as well as to review the methodologies and conclusions contained in the reserve report for reasonableness.  The Vice President of Operations’ review of the reserve report information and final reserves estimates represents AMZG’s internal controls over the preparation of reserves audit.  Please see page F-80.

Item 1202(a)(8)
If the registrant represents that a third party prepared, or conducted a reserves audit of, the registrant’s reserves estimates, or any estimated valuation thereof, or conducted a process review, the registrant shall file a report of the third party as an exhibit to the relevant registration statement or other Commission filing.  Furthermore, the report of the third party must contain certain disclosures as stated in Item 1202(a)(8), subparts (i) through (x).

The reserve report attached as Exhibit 99.3 to EERG’s Registration Statement on Form S-4 includes the following information:

(i)	The purpose for which the report was prepared and for whom it was prepared (Please see page one of Exhibit 99.3);

(ii)	The effective date of the report (December 31, 2010) and the date on which the report was completed (February 23, 2011) and subsequently revised (July 26, 2011) (Please see page one of Exhibit 99.3);

(iii)	The fact that the reserves contained in the reserve report represent “all of the Company’s reserves as of December 31, 2010” (Please see page one of Exhibit 99.3);

(iv)
A discussion of the assumptions, data, methods, and procedures used to estimate AMZG’s oil and gas reserves and a statement that the underlying production, price and cost data appeared reasonable for the purpose of estimating AMZG’s proved reserves (Please see page two of Exhibit 99.3);

(v)
A discussion of the primary economic assumptions used to develop the reserves estimates, including the average monthly price, estimated future production costs, estimated future development costs and other related costs (Please see page two of Exhibit 99.3);

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

(vi)	A statement that MHA is not aware of any existing regulations that would affect AMZG’s ability to recover the estimated reserves discussed in the report (Please see page three of Exhibit 99.3);

(vii)	A discussion regarding the inherent uncertainties of reserves estimates (Please see page two of Exhibit 99.3);

(viii)
A general statement that MHA used methods and procedures that it considered necessary and appropriate to estimate AMZG’s proved oil and gas reserves as of December 31, 2010 (Please see page two of Exhibit 99.3);

(ix)	MHA’s conclusions regarding the reasonableness of the estimated reserves disclosed in the reserve report (implied in Exhibit 99.3); and

(x)	The report is signed by an authorized representative of MHA (Please see page three of Exhibit 99.3).

Item 1202(b)(1-3)	The registrant may, but is not required to, provide a reserves sensitivity analysis in tabular format.

AMZG has declined to include a sensitivity analysis related to its oil and gas reserves as of December 31, 2010.  All portions of Item 1202(b) are thereby considered to be not applicable to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010.

Item 1203(a)	The registrant shall disclose the total quantity of proved undeveloped reserves at year-end.

AMZG has disclosed its total quantity of proved undeveloped oil and gas reserves as of December 31, 2010 in Note #13 to its financial statements as of and for the eight-month period ended December 31, 2010.  Please see pages F-80 and F-81.

Item 1203(b)	The registrant shall disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted into proved developed reserves.

AMZG acquired the Hardy Property, containing proved developed and proved undeveloped reserves, in June 2010.  The acquired property contained one existing oil well (the Hardy 7-9 Well) that was shut in due to mechanical issues.  As discussed in Note #4 to AMZG’s financial statements for the eight-month period ended December 31, 2010, AMZG, along with its working interest partner, recompleted the Hardy 7-9 Well in September 2010 and returned the well to production.  During the eight-month period ended December 31, 2010 and the subsequent period until AMZG issued its financial statements covering such period, AMZG did not engage in any drilling or recompletion activities designed to convert proved undeveloped reserves into proved developed reserves.  Please see pages F-70, F-80, and F-81.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1203(c)	The registrant shall discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including any related capital expenditures.

As noted above, AMZG did not engage in any activities designed to convert proved undeveloped reserves into proved developed reserves nor did it incur any capital expenditures related to such activities during the eight-month period ended December 31, 2010 or during the subsequent period from December 31, 2010 through the date on which the December 31, 2010 financial statements were issued.

Item 1203(d)
The registrant shall explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

All of AMZG’s proved reserves as of December 31, 2010, including proved undeveloped reserves, were acquired in June 2010.  See Note #4 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010.  Accordingly, AMZG did not have any proved undeveloped reserves in individual fields or countries that remained undeveloped for five years or more after disclosure as proved undeveloped reserves.

Item 1204(a)
For each of the last three fiscal years, disclose production, by final product sold, of oil, gas and other products.  Disclosure shall be made by geographical area and for each country and field that contains 15% or more of the registrant’s total proved reserves expressed on an oil-equivalent-barrels basis unless prohibited by the country in which the reserves are located.

At present, AMZG is considered to be a smaller reporting issuer and, as such, is only required to present the results of its operations for the last two fiscal years in its Annual Report on Form 10-K.  This same requirement has been applied to AMZG’s disclosure of its estimated oil and gas reserves.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

As stated in Note #4 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010, AMZG’s only producing property is the Hardy Property, located in Saskatchewan, Canada.  Accordingly, all of AMZG’s oil and gas production, as disclosed in Note #13 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010, relate to that one geographic location.  Please see pages F-70, F-80, and F-81.

Item 1204(b)
For each of the last three (two) fiscal years, disclose the average sales price per unit of oil gas and other products produced and the average production cost, excluding ad valorem and severance taxes, per unit of production, by geographical area.

AMZG has disclosed the average sales price and production cost per unit of production in Note #13 to its financial statements as of and for the eight-month period ended December 31, 2010.  As referenced above, all of AMZG’s oil and gas sales and production are from one geographical location.  Please see page F-81.

Item 1205(a)
For each of the last three (two) fiscal years, disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled, by geographic area.

As of December 31, 2010, AMZG has only one development well (the Hardy 7-9 Well).  As disclosed in Note #4 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010, the Hardy 7-9 Well was acquired in June 2010 and recompleted in September 2010.  Please see page F-70.

Item 1205(c)
Disclose, by geographic area, for each of the last three (two) years, any other exploratory or development activities conducted, including implementation of mining methods for purposes of oil and gas producing activities.

As referenced above, AMZG has not engaged in any other material exploratory or development activities, nor implemented any mining methods designed to exploit potential oil and gas reserves, other than the recompletion of the Hardy 7-9 Well.  The recompletion of the Hardy 7-9 Well is disclosed in Note #4 to AMZG’s financial statements as of and for the eight-month period ended December 31, 2010.  Please see page F-70.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1206(a)
Disclose, by geographical area, the registrant’s present activities, such as the number of wells in the process of being drilled, waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance.

In May 2011, AMZG, along with its working interest partners, commenced the drilling of a second exploratory well (the “Hardy 4-16 Well”) located on the Hardy Property.  As of the date of this response, the Hardy 4-16 Well has been completed and is in the process of being fracture stimulated.  Results from the fracture stimulation activities are not yet known.  AMZG has expanded its disclosure in its financial statements as of and for the three-month period ended March 31, 2011 to include the completion and fracture stimulation of the Hardy 4-16 Well in Note #11 of AMZG’s financial statements as of and for the three-month period ended March 31, 2011.  Please see page F-103.

Item 1206(b)	Provide the description of present activities as of a date at the end of the most recent fiscal year or as close to the date that the registrant files the document as reasonably possible.

AMZG’s financial statements as of and for the three-month period ended March 31, 2011 are the most recent financial statements filed prior to the current filing..

Item 1206(c)	Include only those wells in the process of being drilled at the “as of” date and express them in terms of both gross and net wells.

The Hardy 4-16 Well is the only material gross / net well that AMZG is currently drilling / completing.

Item 1206(d)	Do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material.

As of the date of this response, AMZG has not disclosed plans to drill any other wells.

Item 1207	Delivery Commitments

As of December 31, 2010 nor at any time subsequent to December 31, 2010 through the date of this response, AMZG has not entered into any contracts to deliver fixed or determinable quantities of oil or gas in the near future.  Accordingly, all of the disclosure provisions stated in Item 1207 are not applicable to AMZG at this time.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

Item 1208(a)	Disclose, as of a reasonably current date or as of the end of the fiscal year, the total gross and net productive wells, expressed separately for oil and gas, by geographic area.

As of December 31, 2010, the end of AMZG’s most recent fiscal year, and as of May 17, 2011, the date on which AMZG issued its financial statements as of and for the three-month period ended March 31, 2011, AMZG owned material interests in only two gross / net productive oil wells (the Hardy 7-9 Well and the recently drilled Hardy 4-16 well).

1208(b)
Disclose, as of a reasonably current date or as of the end of the fiscal year, the amount of undeveloped acreage, both leases and concessions, if any, expressed in both gross and net acres by geographic area, together with an indication of acreage concentrations and, if material, the minimum remaining terms of leases and concessions.

Note #4 to AMZG’s financial statements as of March 31, 2011 and for the three-month period then ended discloses the number of net acres owned in each of its oil and gas prospects as of March 31, 2011.  The acreage is held under oil and gas leases.  AMZG does not own any acreage as a result of concessions.  Each prospect is identified as to its geographical location and AMZG’s working interest in the acreage.  AMZG has expanded its disclosure in its financial statements as of and for the three-month period ended March 31, 2011 to include the gross acres owned, the number of leases in place and information regarding the expiration of such leases.  Please see pages F-93 through F-95.

Exhibit 99.2

4.
We note your response to comment 4 in our letter dated June 22, 2011.  We note that the report is as of December 31, 2010 and is addressed only to Eternal Energy.  Please obtain and file a report that is addressed to American Eagle.  To the extent that the properties for which Exhibit 99.2 relates constitute the sole properties for which both Eternal Energy and American Eagle is required to report under Item 1200 of Regulation S-K, so state, and revise the report so that it addresses American Eagle.

Response.

The properties for which Exhibit 99.2 relates constitute the sole properties for which Eternal Energy is required to report under Item 1200 of Regulation S-K.

Attached as Exhibit 99.3 to the current filing is a report that is addressed to American Eagle.  As is the case with EERG, the properties for which Exhibit 99.3 relates constitute the sole properties for which AMZG is required to report under Item 1200 of Regulation S-K.  As Staff will note, the report addresses the Hardy Property, which is equally shared by EERG and AMZG.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

5.
While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.”  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  In this regard, we note the related disclosure at pages F-29 and F-80.

Response.

Please see response to comment 3.  Further, the independent, third-party petroleum engineering consultant has confirmed that the methodologies utilized to estimate the proved reserves of EERG and AMZG as of December 31, 2010 are, in fact, widely used within the petroleum industry to prepare such estimates.  The third-party petroleum engineering consultant has revised its report to state that the “estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum industry standards” in order to remove any suggestion of the existence of codified standards surrounding the preparation of oil and gas reserve estimates.

6.
We note the statement the “report covers all of the Company’s reserves as of December 31, 2010 which are located in southeastern Saskatchewan, Canada.”  Please revise to provide the proportion and percentage of the registrant’s total reserves, including those not located in Saskatchewan, Canada, included in the report.  See Item 1202(a)(8)(iii) and (iv) of Regulation S-K.

Response.

Please see response to comment 3.  Further, as of December 31, 2010, neither EERG nor AMZG owned any oil and gas properties containing proved oil and gas reserves other than the Hardy Property, located in southeastern Saskatchewan, which the two companies jointly own.  This is supported by the disclosures included in Note #4 to EERG’s financial statements as of December 31, 2010 and for the year then ended, which states that EERG previously sold its other property that contained existing oil and gas wells in June 2010.  Furthermore, the only other property described in Note #6 to EERG’s financial statements as of December 31, 2010 and for the year then ended as a “producing property” is the Hardy Property.

Note #4 to AMZG’s financial statements as of December 31, 2010 and for the eight-month period then ended discloses all oil and gas properties in which AMZG owns an interest.  The only property discussed in Note #4 that contains an existing well and, accordingly, proved reserves, is the Hardy Property.

The statement included in the reserve reports prepared by MHA for EERG and AMZG that discusses the estimated reserves included in the reports has been revised to read as follows:  “This report covers all of the Company’s reserves as of December 31, 2010, which are located in southeastern Saskatchewan, Canada.”  This confirms that the reserve reports obtained by EERG and AMZG include all of the companies’ proved reserves as of December 31, 2010.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

7.	We note the statement: “The oil price of $77.86/bbl represents the average monthly prices received in 2010.” Please revise to identify the index on which such price was obtained.

Response.

The $77.86 / bbl oil price that was used to prepare the reserve estimates for EERG and AMZG as of December 31, 2010 was mathematically derived by calculating the average of the monthly sales prices for each of the months in 2010 during which EERG and AMZG recorded oil and gas sales.  This figure is consistent with the average actual sales price per barrel of oil, as disclosed in Note #14 to EERG’s financial statements as of and for the year ended December 31, 2010 and Note #13 to AMZG’s financial statements as of December 31, 2010 and for the eight-month period then ended.  Please see pages F-31 and F-81.

8.	Please tell us how you complied with Item 1202(a)(8)(viii) of Regulation S-K.

Response.

Please see response to comment 3.

9.	Please provide the basis for not filing consent of MHA Petroleum Consultants LLC.

Response.

A consent of MHA Petroleum Consultants LLC in respect of Exhibit 99.2 has been filed as Exhibit 23.5 and a consent of MHA Petroleum Consultants LLC in respect of Exhibit 99.3 has been filed as Exhibit 23.6.

Closing Comments

EERG notes Staff’s closing comments.  EERG will provide the requested written statement to the Commission concurrently with its requesting acceleration of the effective date of the pending registration statement.  EERG does not expect to request acceleration until Staff has reviewed this pre-effective amendment and has determined that the Commission has no further comments.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 28, 2011

I expect that Pre-Effective Amendment No. 3 is adequately responsive to Staff’s comments.  After you have reviewed the attached, please feel free to contact the undersigned with any final comments or inquiries.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of Baker & Hostetler LLP

RWK/dlp